Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Pricing of $650 Million of Senior Unsecured Notes due 2031 and $500 Million of Senior Unsecured Notes due 2036

OAKVILLE, Ontario, May 12, 2026 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”) today announced that Liberty Utilities Co. (“Liberty Utilities”), AQN’s U.S. regulated distribution utility holding company, priced an offering of $650 million aggregate principal amount of 5.100% senior notes due May 15, 2031 (the “2031 Notes”) and $500 million aggregate principal amount of 5.650% senior notes due May 15, 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”).
Liberty Utilities intends to use the net proceeds from the sale of the Notes to (i) repay its intercompany loan from AQN, which is expected to have a balance of approximately $690 million (including accrued interest) on the expected repayment date of June 15, 2026, and (ii) make a loan to Liberty Utilities (America) Co. (“LUA”), with LUA using such funds to repay existing amounts owing to AQN. AQN intends to use the funds, together with cash on hand, to refinance all $1.15 billion of the aggregate principal amount of AQN’s outstanding 5.365% notes due 2026 and to pay related fees and expenses. Liberty Utilities may invest funds which it does not immediately require in short-term investment instruments.
The Notes are unsecured and unsubordinated obligations of Liberty Utilities and will rank equally with all of Liberty Utilities’ existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any existing and future Liberty Utilities subordinated indebtedness. AQN is not a guarantor or obligor of the Notes. The 2031 Notes were priced at an issue price of 99.991% of their face value and will mature on May 15, 2031. The 2036 Notes were priced at an issue price of 99.676% of their face value and will mature on May 15, 2036. The offering is expected to close on May 15, 2026, subject to the satisfaction of customary closing conditions. Following the closing of the offering, Liberty Utilities will terminate all commitments under its $1.15 billion senior unsecured syndicated delayed draw term facility dated April 17, 2026 (the “Delayed Draw Term Loan”) in accordance with the terms of the Delayed Draw Term Loan.
The Notes are being offered and will be sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.
This announcement does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

About Algonquin Power & Utilities Corp. and Liberty Utilities
Algonquin Power & Utilities Corp., parent company of Liberty Utilities, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information

Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “may”, “shall”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the ranking of the Notes, closing of the offering, the expected balance of Liberty Utilities’ intercompany loan from AQN; the termination of commitments under the Delayed Draw Term Loan and the use of proceeds from the offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. Each of AQN and Liberty Utilities cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's most recent annual and interim management’s discussion and analysis and most recent annual information form, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, neither AQN nor Liberty Utilities undertakes any obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500